Filed by Scottish Annuity & Life Holdings, Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                                    Commission File No.: 0-29788
                         Subject Company: Scottish Annuity & Life Holdings, Ltd.


          The following is a transcript of a presentation given by Scottish Annuity & Life Holdings, Ltd. on August 8,2001.


          In connection with the proposed acquisition of World-Wide Holdings Limited, Scottish Annuity & Life Holdings, Ltd. will file a proxy/prospectus with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the proxy statement/prospectus (when available) and other documents filed by Scottish Annuity & Life Holdings, Ltd. free of charge at the SEC's Web site, http://www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain information about Scottish Annuity & Life Holdings, Ltd. at the company's Web site, the address of which is http://www.scottishannuity.com. In addition, documents filed by Scottish Annuity & Life Holdings, Ltd. with the SEC can be obtained by contacting Scottish Annuity & Life Holdings, Ltd. at the following address and telephone number:
Scott E. Willkomm, Scottish Annuity & Life Holdings, Ltd., Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands BWI, telephone (345) 914-7002.

          Scottish Annuity & Life Holdings, Ltd., its officers, directors and certain other employees of Scottish Annuity & Life Holdings, Ltd. may be soliciting proxies from Scottish Annuity & Life Holdings, Ltd. stockholders in favor of the acquisition and may be deemed to be "participants in the solicitation" under the rules of the SEC. Information regarding the interests of the participants in the solicitation will be set forth in the proxy statement/prospectus when it becomes available.



OPERATOR: Good day, ladies and gentlemen and welcome to the Scottish Annuity & Life Holdings Company: Scottish Annuity & Life Holdings, Ltd.; Ticker: SCOT;
URL: http://www.scottishpower.plc.uk/ Second Quarter Earnings Conference Call.

At this time, all participants are in a listen only mode.

Later, we will conduct a question-and-answer session and instructions will follow at that time. If anyone should require assistance during the conference, please press star, then zero on your touch-telephone.

As a reminder, this conference call is being recorded.

I would now like to introduce your host for today's conference, Mr. Mike French, Chairman and Chief Executive Officer.

You may begin, sir.

MIKE FRENCH, CHAIRMAN/CEO, SCOTTISH ANNUITY & LIFE HOLDINGS: Thank you, operator.

And good morning, everyone. Welcome to the second-quarter conference call. I'm Mike French, the Chairman and Chief Executive Officer of Scottish Annuity & Life Holdings.

Scott Willkomm, our president, is going to begin the call with comments on the - on the company's financial results and an overview of the development of the company's business, including the recent announcement regarding our agreement to acquire World-Wide Re in Windsor, England. After concluding are prepared remarks, we'll then take your questions. A recording of this call will be available beginning at 2 p.m. today and running for approximately one week. And instructions on how to access that were included in your conference call invitation and with today's earnings release.

There's also a replay of the call that can be accessed at scottishannuity.com.

Before we begin the financial overview, please keep in mind that certain statements that we make are forward-looking statements within the meaning of the Federal Securities laws. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied.

At this time, I'm going to turn it over to Scott to pick up with the description of the financial results.

Scott?

SCOTT WILLKOMM, PRESIDENT/DIRECTOR/CFO, SCOTTISH ANNUITY & LIFE HOLDINGS: Good morning.

Today Scottish Annuity reported that net operating earnings increased 62 percent to $3.9 million or 24 cents per diluted share for the quarter ended June 30, 2001, as compared to $2.4 million or 15 cents per diluted share for the prior year period.

Net operating earnings for the six months ended June 30 increased 66 percent to $7.6 million, or 47 cents per diluted share from $4.6 million or 28 cents per diluted share for the prior year period.

Net income for the quarter was $3.9 million as well, or 24 cents per diluted share, as compared to $2.4 million or 15 cents per diluted share for the prior year period and $7.6 million, or 47 cents per diluted share for the six-month period ended June 30, compared to $4.4 million or 28 cents per share for the prior year period.

Net operating earnings for the second-quarter of 2001 differ from net income by net realized investment gains and the charge of $406,000 due to the cumulative effect of change in accounting principle. The cumulative effect of change in accounting principle resulted from the required implementation of the new accounting standard EITF 99-20 that became effective in the second-quarter 2001. The new standard governs the method of recognizing interest income and impairment on asset-backed securities. Under the new guidelines, the company evaluated the expected future cash flows from its asset-backed securities and determined that those cash flows were impaired by approximately the $406,000. The accounting principle prohibits writing up the asset once it's written down. And while there's little guidance in the accounting literature as to how to apply EITF 99-20, we opted to adopt a more conservative methodology until additional guidance is provided by FASBE.

Our total revenue for the quarter increased to $24.1 million from $15.4 million for the prior year period, representing an increase of 56 percent. Total revenue for the first six months increased to $46.1 million from 25.6 million for the prior years results, an increase of 80 percent. The increases were presently driven by the growth in our quarter reinsurance business and our wealth management activities.

Total benefits and expenses increased to $20 million even for the quarter, from about $13.5 million, an increase of 48 percent. And to $38.3 million from $21.5 million in the first six months, which represents an increase of 78 percent. The increase in total benefits and expenses was due to the significant increase in the reinsurance business written by the company during the first quarter and the first half of 2001.

The company's total assets were $1.2 billion as a June 30th. The investment portfolio, which includes cash and cash equivalents, total $525 million, had an average quality rating of A-plus, an effective duration of 3.49 years and a weighted average book yield of 6.88 percent. This compares with the portfolio balance of $628 million, an average quality rating of double A-minus, and effective duration of 2.62 years ended average book yield of 7.24 percent as of December 31, 2000. The changes in value, quality rating, duration and yield are a direct result of liquidating investments in April to fund the recapture of a block of business by one of our clients. As you know, we reported last quarter that one of our clients exercised their treaty rights to recapture business that had been seated to us in 1999. And that occurred as of April 30th. To fund the $185 million due to the seedant (ph), we generated about $138 million of cash from asset sales, borrowed $40 million under our existing credit facility and used $7 million in cash on hand.

The asset sales generated realized gains of $529,000 before and after taxes. The use of cash and borrowings allowed us to retain the portion of the asset backing the liability that had the most attractive combination of spread and relative value and allowing us to warehouse them for use in future reinsurance transactions and maintain the earnings power of our investment portfolio. The all-in (ph) rate on the borrowings compare favorably with the effective cost of funds on the recaptured transactions.

Overall, the recapture reduced our investment portfolio, are interest-sensitive contract liabilities, net investment income and investment credited to interest-sensitive contract liabilities. It increased our realized gains and interest expense, but all-in-all did not materially affect the results of the company. While it's difficult to speculate why this block of business was recaptured, we believe that since this client was acquired by a much larger company in 1999, it now has the capital resources available to it that made our reinsurance arrangements unnecessary and April 30th was the first day the block became eligible for recapture.

I want to thank our team at Scottish for carefully managing this block of business in such a way that when it was recaptured we were in the favorable position of being able to recognize gains of over $500,000. While this gain was excluded from the conventional calculation of operating earnings, this income was clearly derived from the careful management of a piece of reinsurance business in the normal course of our operations and is reflected in the net income and retained earnings of the company.

The company's book value per share increased to 15.82 cents per share at June 30, 2001, as compared to $15.34 per share at the beginning of the year. If you exclude the effects of SFAS (ph)-115, the company's book value per share increased to $15.96 a share as of June 30th, as compared to $15.59 at the beginning of the year. The increase in book value per share is due to the increase in our retained earnings and the $1.7 million decrease in unrealized depreciation on our investment portfolio.

At this point, I'd like to give a brief overview on the progress we' re making our business and some guidance as to how we measure that progress.

You've heard us say this before, but since the beginning of the year, we've been focusing on achieving three key goals: significantly enhancing our business model; creating an environment focused on building shareholder value; and providing world-class leadership throughout our organization. I think we continue to make excellent progress in all of these points.

We make - we're making excellent progress in developing our life reinsurance business and that was clearly demonstrated during the second quarter. In terms of new business activity, during the second quarter we won nine pieces of business in our traditional solutions line of business, of which three were renewals of pieces of business we wrote last year. And we won five transactions in our financial solutions line of business. The benefits of these transactions in terms of their impact on the profit and loss statement of the company will begin to emerge in the second half of the year. As of June 30, 2001, we had approximately $21.4 billion of life reinsurance in force, covering just under three-quarter-of-a-million lives, with an average benefit per life as of $29,000. This represents an increase net of claims and laps (ph) of approximately $10 billion from the beginning of the year. We had $11.5 billion in force at the beginning of the year.

As we said on our last conference call, we expect to have approximately 40 billion of life reinsurance in force at the end of the - at the end of this year, 2000. And we' re well on our ways - way to achieving that goal.

Now, with respect to our claims experience, our actuarial analysis showed that our claims experience is consistent with or slightly better than the assumptions that were used in pricing our business. However, if you analyze claims as a percentage of premium, which is one convention used by members of the investment community, our claims experience on a - as a percentage of premium increased. Now, because we wrote a significant amount of business in the fourth quarter last year, the recognition of premium on that business is skewed towards that period. In other words, we do not smooth out premium throughout the year. However, on the other hand, we record actual life claims as they are presented to us by the seating (ph) companies. So, accordingly, the ratio of premium to life claims as presented on the gap basis may look off from one quarter to the next. As the company grows its book of business, that ratio should provide the investment community with a more accurate reflection of the actual claims experience.

Also during the quarter, we took some ...

(AUDIO GAP)

OPERATOR: Ladies and gentlemen, please remain on your line.

Your teleconference will begin momentarily.

WILLKOMM: Sorry about that. I guess we had a little technical difficulty there.

I'll pick up where we - where we left off. I started to talk about a brief overview of the progress we're making in our business lines and give you some guidance as to how we measure that progress.

Since the beginning of the year, we've focused on achieving three key goals and we've talked about this in the past. Those three goals are significantly enhancing our business model, creating an environment focused on building shareholder value and providing world-class leadership throughout our organization. We continue to make excellent progress developing our life reinsurance business and that was demonstrated during the second quarter. In terms of new business activity during the second quarter, we won nine pieces of business and our traditional solutions line of business, of which three were renewals of business we had written last year and we wrote five pieces of business and our financial solutions line. The benefits of these transactions will begin to emerge in a profit and loss statement of the company in the second half of this year.

Now, as of June 30, 2001, we had approximately $21.4 billion of life insurance in force covering 750,000 lives with an average benefit per life of about 29,000. This represents an increase net of claims and laps (ph) of approximately $10 billion from the $11.4 we had in force at the beginning of the year. As we set on our last conference call, we expect to have approximately $40 billion of life reinsurance in force at the end of 2001. And we're well on our way to achieving that goal.

Now, with respect your claims experience, our actuarial analysis shows that are claims experience is consistent with or slightly better than the assumptions that were used in pricing the business. However, if you analyze claims as a percentage of premium, which is one convention used by the investment community, our claims experience, on a percentage of premium, increased. Because we wrote a significant amount of business in the fourth quarter of last year, the recognition of premium on that business is skewed towards that period. In other words, we don't smooth out the premiums over the year. However, on the other hand, we record actual life claims as presented us by the seating (ph) company throughout the year. Accordingly, the ratio of premium to life claims is presented on a gap basis and may look off from one quarter to the next. However, as the company grows its book of business, that ratio should provide the investment community with a more accurate reflection of actual claims experience.

I also like to add that during the quarter we took some important steps to further enhance the predictability of their earnings stream by reducing our maximum retention per life from $1 million to $500,000. This may cause us to give us some premium on the margin, but it is a prudent way to manage our exposure to potentially large claims that might crop up in the future. Our goal is to avoid as much as we are able to experience any blips in mortality. We do not think that this endeavor will impact in any way on our competitiveness and our continued ability to generate new business. We have excellent relationships with our reinsures and that allow us the ability to write large cases and serve the needs of our customers, while prudently managing our risks.

We also been focusing some of management time on building the company's wealth management business. Separate account assets increased to $520 million as of June 30th, from $409 million at the beginning of the year.

New business activity in the quarter accounted for about $46.9 million of initial deposits. And separate account assets further increased in value by $19.8 million due to favorable investment performance. The increase in separate account assets was somewhat offset by $46.9 million of redemptions. As of June 30, 2001, we have a total of 109 variable insurance clients as compared to 92 at the beginning of the year.

Also, during the quarter we added to senior executives to the wealth management group's business development team. Together with our existing team, we expect wealth management to grow our fee income line substantially over the next few years.

In other business, we were very excited to announce on Monday that Scottish Annuity & Life has agreed to acquire World-Wide Reassurance and its parent company, World-Wide Holdings , which are wholly-owned subs of Pacific Life Company in exchange for newly issued shares of Scottish Annuity valued at about $78 million. Now, as a result of the transaction, Pacific Life will become the largest shareholder of Scottish Annuity with ownership representing approximately 22 percent of our outstanding ordinary shares, based upon the average closing price of our stock just prior to the execution of the agreement. In connection with the transaction, Glenn Schaeffer (ph), who is President of Newport Beach, California-based Pacific Life and Conn Tronn (ph), who's the Executive Vice President and Chief Financial Officer of Pacific Life, will join the Board of Directors of Scottish Annuity. World-Wide Reassurance, which is based and Windsor, England, provides life reinsurance primarily to insurance companies outside the United States and also serves as a retrocessionaire (ph) add to U.S. companies.

As of March 31, World-Wide had total assets of approximately $166 million and shareholders equity of approximately $58 million. The business of World-Wide and the expertise of its talented management and staff very nicely compliment the franchise we're building at Scottish. The transaction will increase our consolidated capital to well in excess of $300 million. And we expect the acquisition will add approximately $6 million to the consolidated net income of Scottish and be accreted in the year 2002.

Our $6 million estimate of World-Wide's contribution does not include any estimated synergies that may be realized from the combination of our two companies, although we believe that significant synergies do exist.

Now, in connection with the transaction, Pacific Life will be applying to the U.K. regulators to take up to a $13 million dividend out of World-Wide. Our purchase price, valuation and earnings estimate for World-Wide take that dividend into consideration. In addition, the actual number of shares that we issued to Pacific Life may increase or decrease depending upon Scottish's stock prior to the closing of the transaction, which we expect to occur later this year.

The stock price span ranges from $13 per share at the low end to $21 per share at the high end. For those of you not familiar with Pacific Life, Pacific Life's one of the largest and most successful life companies in the U.S. And we're very fortunate to have them join us a strategic investor and partner with Scottish and look forward to closing the transaction later in the year. As you might imagine, the transaction is subject to customary condition, including the approval of our shareholders, as well as various regulatory approvals.

We expect to file and 8-K later - in the next couple of days - with further details on the transaction. And we'll be talking and visiting with shareholders over the next three to four weeks about the transaction.

Now, change gears slightly.

In regards to our efforts to recruit an additional member for our Board of Directors, we're working very diligently at finalizing one additional director such that our board composition, after giving effect to the World-Wide transaction and the addition of the directors representing Pacific Life, will have nine total members, of which seven are independent directors. We've narrowed the list down to a very short list of qualified candidates for our final board seat and expect this process to be completed by the end of the summer.

Let me give you a quick update regarding the progress of our relocation of the corporate and international reinsurance operations of Scottish Annuity to Bermuda. We have received approval from the Bermuda authorities to move our operations and are working through some of the legal and procedural issues to complete this project by early September. It's taken a few months longer than we initially estimated to accomplish the move principally because our offices will not be ready for occupancy until early September. This move to Bermuda, as we indicated before, is just another initiative to further enhance the company's competitive position in the industry and build long-term value for our shareholders. As we indicated on last quarter's conference call, holding company functions such as finance and investments will move to Bermuda, as well as our international reinsurance activities. We expect to continue to build our wealth management business and maintain the underwriting and administration of that business that our Grand Cayman facility. And in that light - in July, we hired a new managing director in Grand Cayman to manage the continued development of our wealth management infrastructure and support the growth of that business line.

I would like to make a couple of comments regarding the recently announced acquisition of Swiss Re - or of Lincoln Re, rather, by Swiss Re and it's likely impact on our business and prospects. The acquisition and the price paid by Swiss Re confirms the valuations of the life re-insurers in their prospects for growth. It's our understanding that Swiss Re and is paying Lincoln almost 21 times Lincoln Re's last 12 months earnings and approximately 2.3 times Lincoln's book value.

In addition, the merger of two of the largest industry leaders should provide meaningful opportunities for Scottish to grow its own business. First, if history is any indicator, mergers in our industry have seen a withdrawal of some capacity by the newly combined company as part of their risk management strategies. In many cases, they don't want to double up on exposures even to some of the best companies. Secondly, the seating (ph) companies that have relationships with both Swiss Re and Lincoln Re will probably not want to significantly increase their exposure to one re-insurer. The result of both of these impressions is that we are estimating, and I might add not very scientifically, that about 5 percent of the North American reinsurance market might be up for grabs.

With the decreasing number of players out there, we think that there might be opportunities for Scottish to capture some of that market share spillage.

It's too easy - too too early to tell if there'll be any benefits in our industry's pricing dynamics. We aren't expecting any. But, I have heard arguments that make a case for pricing improvements. If that were to happen, which, in my mind is speculation that this early stage, it would take at least two to three years to manifest itself.

Let's talk about earnings guidance as we get down to the conclusion here.

We said on last quarter's call that we expect the company will report very favorable year-over-year comparisons on both a quarterly and annual basis. Keep in mind, however, that our business is somewhat seasonal. And we obviously talked about how that affects our claims and premium tracking.

Treaties we signed early in the year take a full 12 months to ramp up to their projected volume targets. In addition, we have many customers who don't seed
(ph) premiums to us until late in the year. And when they do, the premiums seated (ph) to us may include more than one quarter's-worth of premium revenue. Accordingly, our first half earnings will be less than our second half earnings, with the fourth quarter's results exceeding the third quarter's.

In general, we continue to expect a 20 to 30 percent year-over-year earnings comparison and are comfortable with reporting earnings for the full year ended December 31, 2001, in the range of $1.25 to $1.35.

For the third quarter, ended September 30th, we expect to earn between 31 cents and 35 cents per share.

Now, as we've tried over the past year-and-a-half or so to give better guidance and communicate better with the investment community, we've also been working diligently and improving our disclosure and would suggest that you look at some of the additional text and tables we've included in this quarter's 10-Q, which will be available in a few days. Hopefully, this disclosure will further enhance the communication of our story.

I'd like to conclude that prepared remarks of today's call by saying that all of us that Scottish are very pleased with the second quarter's results and are optimistic regarding our prospects for the rest of 2001. These results reflect the significant enhancements we've made to our business model, the quality of our leadership throughout the organization and are continuing commitment to building shareholder value. Our team continues to work together to build value for all shareholders. The results of the past six quarters present clear evidence of our ability to achieve financial and operating objectives and also our favorable acceptance in the industry.

And are pending acquisition of World-Wide Reinsurance and the launch of a new strategic relationship with Pacific Life will combine to take Scottish to new levels.

At this point, I'd like to open up for your questions.

OPERATOR:  Thank you.

Ladies and gentlemen, at this time, if you have a question, please press the one key on your touch-tone telephone. If your question has been answered for you wish to remove yourself from the queue, please press the pound key.

Our first question comes from John Hall from Prudential Security. You may proceed.

JOHN HALL, PRUDENTIAL SECURITY:  Good morning.  I've got a few questions.

Scott, I was wondering why you could - if you could explain how the fees went up so much on a sequential basis.

WILLKOMM:  Yes.

HALL:  They nearly doubled.

WILLKOMM: Sure. With respect to fees, that's not all related to our wealth management business, first of all. Wealth management represented about $650,000 of the fee income. In our financial solutions line of business, we entered into a transaction with a client that was accounted for on a fee income basis and that represents the increase in fees.

HALL:  And that is clearly a non-recurring kind of ...

WILLKOMM:  No, that actually is recurring business.

HALL:  OK.  So, it's just that ...

WILLKOMM:  It's just accounted for under FAS (ph)-113.

HALL:  OK.  So, where - you'd expect to see this level of fee continue?

WILLKOMM:  Yes.  I might actually see it grow.

HALL: OK. They you just give us what the mortality was as a percentage of your actuarial expectations?

WILLKOMM: I will - I will ask my actuaries that question. Why don't we move onto the next one and I'll come right back to you on that.

HALL:  OK.

You said the earnings impact of the recapture was that material in the quarter. Could you just share what that number is? And perhaps what the full year impact of the recapture is? And also, the likelihood that we might see other business recaptured out in the future?

WILLKOMM: Yeah. One of the things I meant to add to my prepared remarks, John, is on the recapture - or in that light is we don't actually expect to have any other type of business recaptured. This was very unique. In fact, it was, you know, a very short-term recapture window. And, you know, there clearly were some capital planning strategies in place by the seeding (ph) company. So, they, you know, it was very attractive business they wouldn't have sent to us unless they were managing their capital account. So, item one, recapture of other business, you know, highly unlikely. Say, you know, virtually nonexistent.

Secondly, the full year earnings off of that business would have produced around $700,000 of income for us. So, that's about 3.5 cents a share over a four-quarter period.

Does that answer your question?

HALL: Sure. And has this enterprise recaptured all of its business with you yet?

WILLKOMM:  Yes, it has.

HALL: OK. And then, final question, on the investment portfolio. Are you content to have the quality remain where it is post the re-balancing, I guess?

WILLKOMM: No, actually we are taking a more conservative approach. We think that inherently, despite what commentators have been saying, that, you know, that the United States is going into a prolonged slowdown. And in fact, at our investment committee, you know, our board level investment committee meeting last night, we clearly discussed, you know, continuing to manage to hire credit quality perspective and obviously, we'd like to have a, you know, a shorter duration as well. So we view that this as a temporary aberration as we effectively de-leverage due to the recapture. So, you know, we continue to look for a more conservative stance vis-a-vis, you know, our investment profile.

HALL: OK. And then, just lastly, on your earnings guidance you said that you feel comfortable with year-over-year growth of 20 to 30 percent for the full year. But, you said 125 to 135 as the - as the numbers. Those two ranges don't exactly mesh.

WILLKOMM: Well, we earned a buck last year. Year-over-year that would be 25 to 35 percent, I think.

HALL:  OK.

WILLKOMM: Unless my - I - you know, unless my percentages are wrong. But, those are the comparisons that we should be looking to.

HALL: OK. I thought you said that the percentage you were looking for was 20 to 30 percent.

WILLKOMM: Yeah. That is the range we talked about. And $1.25 to - as compared to a dollar is 25 percent.

HALL:  Thanks, Scott.

WILLKOMM: OK. And, John, your question on mortality was 90 percent of expected mortality.

HALL:  OK.  So, it was quite favorable?

WILLKOMM: It was quite favorable. And it - just from the gap (ph) reporting standpoint, it, you know, it's hard to rely purely on a ratio of claim to premium, although I think that will change over time.

HALL:  Yes.

Thank you.

WILLKOMM:  Sure.

OPERATOR:  Thank you.

Ladies and gentlemen, again, if you have a question, please press the one key on your touch-tone telephone.

Our next question comes from James Leonard from Leonard Management.

You may proceed.

JAMES LEONARD, LEONARD MANAGEMENT: Hello. I'm new to the company. So, please bear with me if I have questions that don't sound insightful.

WILLKOMM:  OK.

LEONARD: I - my main question is on your duration of your portfolio. How do you determine that? Is there something that you're trying to balance against liabilities or are you trying to make some judgments on the future direction of interest rates? Or, what is your criteria?

WILLKOMM: Yeah. Well, the short answer is we aren't interested in betting on rates. I think there are many smart people out there and I think they would probably concur with that. So, no, that is not what we're doing. We look at our portfolio in broad terms in two pieces. That which is backing, you know, reinsurance liabilities and we try to match both the cash flows and the duration of those liabilities with our investment portfolio. And we also look at that capital, which is not backing specific reinsurance liability, which is effectively the core capital of the company, if you will. And our view is to try to keep that as short as possible without, you know, taking, you know, any undue risk vis-a-vis hurting our, you know, our investment portfolios earnings power. So, the answer is, no, we're not making bets on interest rates. And we do an asset liability matching approach to our liabilities in order to manage our duration.

And the key thing to keep in mind, too, is the duration of the business that was recaptured was three months. So we kept a significant portfolio - portion of our portfolio pre-recapture - very very short to manage the nature of the liability.

LEONARD: On your - on your liabilities - the - you're a - if you're - I would think if you're insuring lives you would have a fairly long liability stream. And it looks like your duration is relatively short versus, you know, life insurance policy.

WILLKOMM: Well, the - we're using our investments - on a weighted average basis we have business that is longer-term in duration. Then, we actually have business that is much shorter term. And so, you know, we manage our, you know, portfolio accordingly. So, we're pretty well matched, quite frankly. In fact, you know, we wouldn't be surprised - I should say, I wouldn't be surprised to see if the duration in our assets shortens up.

Now, quite frankly, we also have a lot of floaters in the portfolio which, you know, further impacts consideration calculation.

LEONARD:  OK.  Thank you.

WILLKOMM:  Yes.

OPERATOR:  Our next question comes from Adrian Dawes from J.M. Hartwell.

You may proceed.

ADRIAN DAWES, J.M. HARTWELL:  Thank you.  Congratulations on a great quarter.

WILLKOMM:  Thank you.

DAWES: Can you give a little bit of guidance as to your expectations for the mix looking out to next year on the range of premium to just the income and income investment and give us some sense of how that could play out, please?

WILLKOMM: Well, we're not in the business of making long-term predictions here. But, we would expect to continue to see meaningful growth in our life premiums. We would expect to see meaningful growth in our investment assets, as our financial solutions business is an asset gathering oriented activity. And, our fee income will significantly grow both through reinsurance transactions, as I think we mentioned before, you'll - you see that coming through the fee income line right now, as well as our wealth management business. And, you know, obviously, as we grow our assets in the separate account line our fees will grow pretty meaningfully as well. So at this - up at this stage of the game we're not giving broad forecasts of premium growth for next year. But, we're looking for something on the order of 50 to 55 this year. And I wouldn't be surprised to see that number grow significantly next year.

And we also, obviously, need to factor in the effects of our acquisition of World-Wide Reassurance, which has a different type of premium dynamic than we have to date. And that will also significantly add to the growth of, you know, our top line overall.

DAWES: A follow-up, if I may. How does the acquisition differ? Could you sort of give a compare and contrast and give ...

WILLKOMM:  Sure.

DAWES:  ... us a sense and a framework of how to think about it?

WILLKOMM: Yeah. The acquisition really fits Scottish like a glove. We, you know, the World-Wide business complements the type of businesses that we write on a whole variety of perspectives. You know, with respect to the duration of the business; we have two pieces on the duration curve, if you will. We have our mortality transfer business, our traditional solutions business, which is relatively long duration; our financial solutions business have a much shorter duration in the three to five-year range. And, World-Wide has a much lower duration in how they write their business more on the one to 1.5-year range. So, they re-price their business on almost an annual basis in many cases.

That gives us a very nice blend of durations across the enterprise.

And secondly, World-Wide, obviously, helps diversify Scottish geographically. I think, obviously, we've built our business to date on the North American market. And, I think that, you know, our business - the reinsurance business and the life insurance business has global tendencies and global aspirations. By merging with World-Wide, we're able to extend our capabilities. We're bringing as part of our, you know, onto our team, you know, in connection with the transaction, some people do our, you know, some of the leading experts in the life reinsurance business outside of the North American market. So, one of the most important aspects to the acquisition was the quality of the people and the relationships that they have.

So obviously, we have the geographic spread that will help us. There are cross-selling opportunities. We're already working on a couple of transactions with our colleagues at World-Wide. And, even beyond that, we're working with, you know, our new partner, Pacific Life, on a couple of potential opportunities. And we think that the combination of Scottish, World-Wide and Pacific Life is, you know, an exceptional value creator - that allows us to build our franchise and, you know, continue to propel earnings growth not just in the near term but over a much longer horizon.

DAWES: In terms of the timing of the Pacific Life transaction, why were they selling now? And what, sort of, traditionally, has been the historic growth rate of that book of business? And how do they - certainly, how do the margins on it
- on the returns on it - differ from your book of business currently?

WILLKOMM:  Sure.

Pacific Life was not selling the business. We had been knowledgeable about World-Wide. Some of the members of our team that had relationships with some of the senior management at World-Wide for many years. So, we were familiar with do they were and the caliber of the individuals. We had looked at a number of opportunities to round out and expand our franchise. And, you know, World-Wide, you know, from our own internal reflection, seemed to be county now, you know, the most appropriate and compatible with the business and the - and the strategy that we have at Scottish. So, we also have a business relationship with World-Wide. They happen to be one of our retrocessionaires (ph). And there was a lot of familiarity. We approached Pacific Life people, you have on World-Wide for a little over 10 years. And, you know, have, you know, have been quite please with it. And I think, you know, the long and short of it is, I think, we all realize that Pacific Life wanted to maintain their commitment to the life reinsurance industry. This was a way to increase that commitment and involvement and get exposure, obviously, more exposure to the North American market by having Scottish in the mix.

So, the long and short of it is they were seeking to sell it. Obviously, they are taking shares in our company because they expect to have a continuing interest in the business going forward. So, that being the case, you know, Pacific Life was not, you know, was not seeking to sell the business.

The returns on the business are relatively attractive. World-Wide probably has not fully leveraged their capital account. And we estimate that the return on equity measured on a - on a gap (ph) basis in their business is currently earning somewhere in the 15 to 17 percent level if you adjust for the redundant gap (ph) capital that they might have. So, you know, we expect to get to those levels, but, we're growing into that because we have a much larger base to deploy.

The World-Wide transaction will, I think, just help us get there a little bit, you know, a little bit quicker. We also have the added benefit of, you know, capital efficiency in their business because they're writing principally, you know, one-year or shorter term duration of business. They don't have the same type of, you know, capital, you know, at least the magnitude that we have when we write very long duration business. So, it's a relatively efficient business from a capital perspective. So, it fits, you know, very well with the overall profile of Scottish going forward.

DAWES:  Thanks very much.  And again, congratulations.

WILLKOMM:  Thank you.

OPERATOR: It appears there are no more questions, sir, if you would like to continue.

WILLKOMM:  I would just like to thank everyone for joining us today.

Please do look for our 8-K and 10-Q. You can certainly get more information about the company's operations out of both documents. And we look forward to talking to you in the near future.

Thank you very much.

OPERATOR: Ladies and gentlemen, thank you for participating in today's conference. This does conclude the program and you may now disconnect.

Good day.

END

          Certain statements included herein are "forward-looking statements" within the meaning of the federal securities laws. The management of Scottish Annuity & Life Holdings, Ltd. (the "Company") cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important events that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the Company's ability to attract clients and generate business; the competitive environment; the Company's ability to underwrite business; performance of outside service providers; mortality risk; surrender risk; investment risk (including asset value risk, reinvestment risk and disintermediation risk); the impact of unforeseen economic changes (such as changes in interest rates, currency exchange rate, inflation rates, recession and other external economic factors); regulatory changes (such as changes in U.S. tax law and insurance regulation which directly affect the competition environment for the Company's products); rating agency policies and practices; and loss of key executives. Investors are also directed to consider the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.